# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: BGM Group Ltd., CIK 0001779578
CUSIP: G7307E123
Title of class of securities: Class A Ordinary Share, par value $0.00833335 per share
Address of issuer's principal executive offices: No. 152 Hongliang East 1st Street, No. 1703, Tianfu New District, Chengdu, China (F4), 610200
Date of event which requires filing of this statement: 05/19/2025
Filed by CIK 0002069046
Persons authorized to receive notices and communications: Low Thia Yang, 631 WOODLANDS RING RD, #11-210, SINGAPORE, Singapore (U0), 730631, 65 93839799

## Reporting persons
- Low Thia Yang (CIK 0002069046): type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); source of funds: personal funds (PF); sole voting power 38,165,290; shared voting power 0; sole dispositive power 38,165,290; shared dispositive power 0; aggregate amount beneficially owned 38,165,290 (20.7% of the class)
  Comment: Note to Row 7, 9 and 11: Includes 38,165,290 Class A ordinary shares, par value $0.00833335 per share, of BGM Group Ltd. (the "Issuer") held by held by Success Myth Limited. Success Myth Limited is wholly held by Low Thia Yang.
  
  Note to Row 13 Based on 183,959,931 ordinary shares, comprising of 163,959,931 Class A ordinary shares and 20,000,000 Class B ordinary shares, of the Issuer outstanding as of May 19, 2025 according to records of the Issuer.
- Success Myth Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: personal funds (PF); sole voting power 38,165,290; shared voting power 0; sole dispositive power 38,165,290; shared dispositive power 0; aggregate amount beneficially owned 38,165,290 (20.7% of the class)
  Comment: Note to Row 7, 9 and 11: Includes 38,165,290 Class A ordinary shares, par value $0.00833335 per share, of BGM Group Ltd. (the "Issuer") held by held by Success Myth Limited.
  
  Note to Row 13 Based on 183,959,931 ordinary shares, comprising of 163,959,931 Class A ordinary shares and 20,000,000 Class B ordinary shares, of the Issuer outstanding as of May 19, 2025 according to records of the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Share, par value $0.00833335 per share
Name of issuer: BGM Group Ltd.
Address of issuer's principal executive offices: No. 152 Hongliang East 1st Street, No. 1703, Tianfu New District, Chengdu, China (F4), 610200

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Success Myth Limited ("Success Myth") and Low Thia Yang (collectively, the "Reporting Persons") pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Success Myth is a limited liability company. Success Myth is wholly owned by Mr. Low Thia Yang.
Residence or business address: 631 WOODLANDS RING RD, #11-210, SINGAPORE, 730631.
Present principal occupation or employment: See above.
Criminal convictions in the last five years: During the last five years, the Reporting Persons have not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Low Thia Yang is a Singaporean. Success Myth is exempt company with limited liability incorporated under the laws of British Virgin Island.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Items 2, Item 4 and Item 6 is hereby incorporated by reference into this Item 3.

On April 21, 2025, BGM Group Ltd, entered into a transaction agreement (the "Transaction Agreement") with Wonder Dragon Global Limited, a business company duly incorporated under the laws of the British Virgin Islands (the "Target Company"), Yang Lou Dong International Limited , a company duly incorporated under the laws of Hong Kong and a wholly owned subsidiary of the Target Company ("Yang Lou Dong"), and Success Myth, the existing sole shareholder holding 100% equity securities of the Target Company.

Pursuant to the Transaction Agreement, the Issuer agreed to purchase from Success Myth, 100% of the equity interest of the Target Company, for a consideration of a total of 38,165,290 Class A ordinary shares of a par value of US$0.00833335 each of the Issuer (the "Consideration Shares"), at a purchase price of US$2.0 per share of the Consideration Shares. Save as the exceptions as stipulated in the Transaction Agreement, Success Myth agreed to not directly or indirectly sell or otherwise transfer any Consideration Shares at any time on or before the expiry of a 60-month period after the Closing. The transaction was completed on May 19, 2025. Following aforementioned transaction, Success Myth held 38,165,290 Class A ordinary shares of the Issuer, representing approximately 20.7% of the total issued and outstanding shares and approximately 1.7% of the total voting power of the Issuer. Additionally, the Issuer held 100% of the equity interest of the Target Company and Yang Lou Dong. Upon Closing,

The Transaction Agreement has been filed by the Issuer with the SEC as Exhibit 99.2 to Form 6-K on April 22, 2025, which is hereby incorporated by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired beneficial ownership of the Ordinary Shares as described in this Schedule 13D for investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Each Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including changing its current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D, depending on various factors, including but not limited to the Issuer's business, prospects, financial position and strategic direction, price levels of the securities, conditions in the securities markets, and general economic and industry conditions,. Consistent with the Reporting Persons' investment purposes, the Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Issuer, management of the Issuer or one or more members of the board of directors of the Issuer, and may make suggestions concerning the Issuer's operations, prospects, business and financial strategies, strategic direction and transactions, assets and liabilities, business and financing alternatives and such other matters as the Reporting Persons may deem relevant to their investment in the Ordinary Shares. The Reporting Persons expect that they will, from time to time, review their investment position in the Issuer and may make additional purchases of Ordinary Shares (or other securities convertible or exercisable into Ordinary Shares) in the open market or in privately negotiated transactions, or hold or dispose of all or part of their investments in the Ordinary Shares, depending upon the Reporting Persons' evaluation of the Issuer's business, prospects, financial condition and strategic direction, the market for the securities, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors.

Except as set forth in this Items 3, 4 and 6 below, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number of ordinary shares beneficially owned by the Reporting Persons is 38,165,290 Class A ordinary shares directly held by Success Myth which is 100% held by Mr. Low Thia Yang. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Mr. Low Thia Yang may be deemed to beneficially own all of the Ordinary Shares of the Issuer held by Success Myth. The Reporting Persons' aggregate percentage of beneficial ownership is 20.7%, representing 1.7% of the voting power of the Issuer. Percentage of beneficial ownership of Reporting Persons is based on 183,959,931 ordinary shares, comprising of 163,959,931 Class A ordinary shares and 20,000,000 Class B ordinary shares, of the Issuer outstanding as of May 19, 2025 according to records of the Issuer. Each Class A ordinary share is entitled to one (1) vote while each Class B ordinary share is entitled to one hundred (100) votes on any and all matters submitted for a vote.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons beneficially own 38,165,290 Class A ordinary shares of the Issuer. Each of the Reporting Persons has sole voting and dispositive power over the ordinary shares of reported in this Schedule 13D.
Transactions in the class effected during the past sixty days: During the 60 days preceding the filing of this Schedule 13D, none of the Reporting Persons and, to their knowledge, none of the director and officer of the Reporting Persons has effected any transactions in the Ordinary Shares of the Issuer except as reported herein.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, except for the agreement described in this Schedule 13D, no one other than the Reporting Persons, or the holders of interests in the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares of the Issuer that they beneficially own.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 3, Item 4 and Item 5 of this Schedule 13D is incorporated by reference. Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and between the Reporting Persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement dated May 27, 2025 by and between the Reporting Persons

Exhibit 2: List of directors and executive officers of Success Myth (filed herewith)

Exhibit 3: Transaction Agreement dated as of April 21, 2025, entered by and made among BGM Group Ltd, Success Myth Limited, Wonder Dragon Global Limited and Yang Lou Dong International Limited (incorporation by reference to Exhibit 99.2 to the Form 6-K of BGM Group Ltd. filed with the Commission on April 22, 2025)

## Signatures
- Low Thia Yang: /s/ Low Thia Yang, Low Thia Yang (05/27/2025)
- Success Myth Limited: /s/ Yinfeng Liu, Yinfeng Liu, Director (05/27/2025)